UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2018 (Report No. 2)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

On August 20, 2018, Therapix Biosciences Ltd. (the “Company”) issued a press release announcing its second quarter financial results and business update for the quarter ended June 30, 2018. The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-225745 and Registration Statement on Form S-8, File No. 333-217765.

Exhibits

99.1	Press Release dated August 20, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd. (Registrant)

By	/s/ Ascher Shmulewitz
Name:	Ascher Shmulewitz, M.D, Ph.D.
Title:	Chief Executive Officer

Date: August 20, 2018